PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

RETURN OF ADJUSTED PURCHASE PAYMENTS DEATH BENEFIT RIDER

This Rider is made part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider’s terms will revert to the provisions in the Annuity, except as may be provided below. This Rider will terminate upon assignment or a change in ownership of your Annuity unless the new assignee or Owner meets the qualifications specified in the Termination provision. This Rider may not be re-elected after it terminates. The benefit provided pursuant to the terms of this Rider is a “Return of Adjusted Purchase Payments Death Benefit." This Rider should be read in conjunction with any other Rider or Endorsement made a part of your Annuity.

Effective Date: The Effective Date of this Rider is shown in the Return of Adjusted Purchase Payments Death Benefit Schedule Supplement.

Definitions:

Adjusted Purchase Payments: For purposes of calculating the Death Benefit offered under this Rider, “Adjusted Purchase Payments” means Purchase Payments we receive, less any fees, charges or Tax Charges we deduct prior to allocation to the Investment Options you select.

Withdrawals: Withdrawals of any type (including Partial Withdrawals) before the application of any Contingent Deferred Sales Charge or other charge applicable upon a Withdrawal.

Death Benefit: If we receive Due Proof of Death within the Due Proof of Death Period shown in the Return of Adjusted Purchase Payments Death Benefit Schedule Supplement, the Death Benefit of the Annuity equals the greater of (a) and (b), where:

(a)	is the “Return of Adjusted Purchase Payments Amount” described below; and

(b)	is the Basic Death Benefit described in the “Death Benefit” section of the Annuity.

If we do not receive Due Proof of Death within the Due Proof of Death Period, the Death Benefit of the Annuity equals (b) above. We reserve the right to waive or extend, on a non-discriminatory basis, our right to enforce the Due Proof of Death Period. This right will only apply for purposes of determining the amount payable as a Death Benefit, and in no way restricts when a claim may be filed.

Return of Adjusted Purchase Payments Amount: Initially, this is an amount equal to the Account Value on the Effective Date of this Rider. Thereafter, on each Valuation Day, up to and including the date we receive Due Proof of Death, the Return of Adjusted Purchase Payments Amount is increased by the amount of any additional Adjusted Purchase Payments allocated to the Annuity on that day and reduced for any Withdrawal(s) by the ratio of the Withdrawal amount to the Account Value immediately prior to the withdrawal.

Other Death Benefit Provisions: The provisions applicable to the Death Benefit described in your Annuity regarding eligibility, limits of applicability, methods of payment to Beneficiaries or any other provision regarding the Death Benefit, other than the method of calculation of the Death Benefit, continue to apply unless specifically indicated otherwise in this Rider.

Spousal Continuation: If the Annuity is eligible for Spousal Continuation and Spousal Continuation occurs, upon Spousal Continuation the Account Value is increased, if necessary, to equal the greater of

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the (1) Return of Adjusted Purchase Payments Amount and (2) the Basic Death Benefit described in the Annuity.

Any increase to the Account Value resulting from such adjustment will be allocated on a pro-rata basis to the Sub-accounts to which your Account Value is then allocated, excluding any Sub-accounts to which you are not permitted to electively allocate or transfer Account Value. If the Account Value in such “elected” Sub-accounts is zero, we will allocate the additional amount to a money market Sub-Account.

Following Spousal Continuation, we reset the Return of Adjusted Purchase Payment Amount to equal the Account Value, including any increase described above, as of the date of Due Proof of Death of the decedent, for purposes of calculating any subsequent Death Benefit.

Charge for the Rider: The Charge for this Rider may be dependent on whether there are any optional living benefit Rider(s) in effect as shown in the Schedule Supplement. While this Rider is in effect, if an optional living benefit is elected or terminated, the Charge for this Rider may be adjusted to conform to the Charge for the Rider with Optional Living Benefit or Charge for the Rider without Optional Living Benefit shown in the Schedule Supplement.

The charge is assessed on each Valuation Day at the daily equivalent of the applicable rate. On the Effective Date, the applicable rate is as shown in the Schedule Supplement. The applicable rate is added to the Insurance Charge for the Annuity and then reflected in the calculation of the Net Investment Factor of the Annuity to which this Rider is attached. The charge is assessed until we receive Due Proof of Death of the decedent, unless Spousal Continuation occurs, or until the Rider terminates for any of the reasons cited in “Termination of this Rider” below. See the “Account Value” section of the Annuity for a description of how the charge is applied.

Investment Limitations: While this Rider is in effect, your entire Account Value must be allocated to only those Investment Options we permit. In addition, you may be required to maintain all or a portion of your Account Value in accordance with an asset allocation model.

At any time until this Rider is terminated, these investment limitations may be implemented, suspended or changed. We will notify you in writing in advance of any changes to any investment limitations. This includes changing prohibited Investment Options, changing the extent to which Account Value may be allocated to an Investment Option, and changing elected Investment Options. Any transfers resulting from our implementing or changing any investment limitation will not be counted in determining the number of free transfers made during an Annuity Year. If, subsequent to your election of this benefit, we change our requirements as to how Account Value must be allocated under the benefit, that new requirement will apply to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. However, all transfers and Purchase Payments made after such a change in requirements may be subject to the new investment limitations.

Purchase Payment(s) Limitation: While this Rider is in effect, we may limit, restrict, suspend or reject any additional Purchase Payments at any time, on a non-discriminatory basis. We will notify you in writing in advance of any such limit, restriction or suspension. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments are:

•	if we are not then offering this benefit for new issues; or

•	if we are offering a modified version of this benefit for new issues.

We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.

Reports to You: We will provide you with a statement at least once annually at no charge showing the current Death Benefit amount as of the statement date.

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Termination of this Rider and its Benefits: Benefits pursuant to this Rider will terminate upon the first to occur of the following events:

1)	the date the Annuity’s Death Benefit is determined, unless the Annuity is eligible for Spousal Continuation and Spousal Continuation is elected;

2)
we process a request to change the Owner(s) (or Annuitant if entity owned) more than 60 days after the Effective Date, resulting in a change in the person(s) upon whose death a Death Benefit is determined, other than when the Annuity is jointly owned and one of the Owners remains the Owner;

3)	we process an assignment of the Annuity to which this Rider is made a part;

4)	if there is then any Account Value on the Annuity Date, or if earlier, the date we transfer all Account Value in order to begin annuity payments;

5)	the date we receive your request for full surrender;

6)	if your Account Value reduces to zero;

7)	the date you first allocate or transfer any portion of your Account Value to any Investment Options to which you are not permitted to electively allocate or transfer Account Value;

8)	we process any termination of the Annuity to which this Rider is made a part.

PRUCO LIFE INSURANCE COMPANY

[ /s/ Lynn K. Stone ]
Secretary

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